EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS APRIL 2006 PERFORMANCE

HOUSTON, May 1, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in April 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 870 million, up 24.3 percent over April 2005, and available seat miles (ASMs) increased by 12.3 percent compared with April 2005. ExpressJet's April load factor was 79.7 percent, a 7.7 point increase over April 2005. The company flew 75,187 block hours, compared with 66,896 block hours in April 2005, and operated 40,427 departures, versus 36,816 departures in April 2005.

Also in April 2006, ExpressJet operated at a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.8 percent during the month. In April 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.2 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 272 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

April	2006	2005	Change
Revenue Passenger Miles (000)	869,967	700,073	24.3 Percent
Available Seat Miles (000)	1,091,996	972,189	12.3 Percent
Passenger Load Factor	79.7 Percent	72.0 Percent	7.7 Points
Block Hours	75,187	66,896	12.4 Percent
Departures	40,427	36,816	9.8 Percent

YEAR-TO-DATE	2006	2005	Change
Revenue Passenger Miles (000)	3,187,921	2,652,764	20.2 Percent
Available Seat Miles (000)	4,173,946	3,712,128	12.4 Percent
Passenger Load Factor	76.4 Percent	71.5 Percent	4.9 Points
Block Hours	289,379	258,172	12.1 Percent
Departures	155,520	140,454	10.7 Percent

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